
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mailstop 3233

July 19, 2017

Via E-mail
Mr. Adam S. Markman
Chief Financial Officer
Equity Commonwealth
Two North Riverside Plaza, Suite 2100
Chicago, IL 60606

> **Re: Equity Commonwealth**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 16, 2017**
> **File No. 001-09317**

Dear Mr. Markman:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities